# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Turtle Beach Corp, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 44 SOUTH BROADWAY, 4TH FLOOR, WHITE PLAINS, New York (NY), 10601
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,035,352; sole dispositive power 1,035,352; aggregate amount beneficially owned 1,035,352 (5% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE) Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II). (CAYMAN, SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 73,518 shares of Common Stock of the Issuer (the Shares) and 79,528 Warrants*** to purchase Shares held by CAYMAN, 262,261 Shares and 212,736 Warrants*** to purchase Shares held by SSFQP, 44,851 Shares and 88,000 Warrants*** to purchase Shares held by SSPE, 16,802 Shares and 24,881 Warrants*** to purchase Shares held by TECH and 87,920 Shares and 144,855 Warrants*** to purchase Shares held by TECH II.
  
  *** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.

## Item 1. Issuer
Name of issuer: Turtle Beach Corp
Address of issuer's principal executive offices: 44 SOUTH BROADWAY, 4TH FLOOR, WHITE PLAINS, NEW YORK, 10601

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.S., a Delaware limited liability company (MG), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 73,518 shares of Common Stock of the Issuer (the Shares) and 79,528 Warrants*** to purchase Shares held by CAYMAN, 262,261 Shares and 212,736 Warrants*** to purchase Shares held by SSFQP, 44,851 Shares and 88,000 Warrants*** to purchase Shares held by SSPE, 16,802 Shares and 24,881 Warrants*** to purchase Shares held by TECH and 87,920 Shares and 144,855 Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

*** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.
Percent of class: 5.0
Sole power to vote or to direct the vote:
AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 73,518 shares of Common Stock of the Issuer (the Shares) and 79,528 Warrants*** to purchase Shares held by CAYMAN, 262,261 Shares and 212,736 Warrants*** to purchase Shares held by SSFQP, 44,851 Shares and 88,000 Warrants*** to purchase Shares held by SSPE, 16,802 Shares and 24,881 Warrants*** to purchase Shares held by TECH and 87,920 Shares and 144,855 Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

*** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.
Sole power to dispose or to direct the disposition:
AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 73,518 shares of Common Stock of the Issuer (the Shares) and 79,528 Warrants*** to purchase Shares held by CAYMAN, 262,261 Shares and 212,736 Warrants*** to purchase Shares held by SSFQP, 44,851 Shares and 88,000 Warrants*** to purchase Shares held by SSPE, 16,802 Shares and 24,881 Warrants*** to purchase Shares held by TECH and 87,920 Shares and 144,855 Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

*** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (02/07/2025)